UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	February 1, 2017
PACIFIC PREMIER BANCORP, INC.
(Exact name of registrant as specified in its charter)
DELAWARE	0-22193	33-0743196
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
17901 Von Karman Avenue, Suite 1200, Irvine, CA		92614
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code		(949) 864-8000
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 REGULATION FD DISCLOSURE

On February 1, 2017, Pacific Premier Bancorp, Inc. (the “Company”) (NASDAQ: PPBI) (the "Company" or "Pacific Premier"), the holding company of Pacific Premier Bank, issued a press release announcing that Steve R. Gardner, Chairman, President and Chief Executive Officer, and Ronald J. Nicolas, Senior Executive Vice President and Chief Financial Officer, will participate in FIG Partners’ 8th Annual West Coast CEO Forum on February 1-2, 2017 in Los Angeles. During the two day conference, the management team will meet with institutional investors and Mr. Gardner will participate in a panel discussion on the topic of “The Acquirers Outlook.” A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The Company is filing an investor presentation relating to its fourth quarter of 2016 (the “Presentation”), which will be used by Mr. Gardner and Mr. Nicolas for presentations to investors and others. The Presentation replaces and supersedes investor presentation materials previously furnished as an exhibit to the Company’s Current Reports on Form 8-K.

A copy of the Presentation is attached hereto as Exhibit 99.2 and incorporated herein by reference. The Presentation is also available on the Company’s web site at www.ppbi.com.

Information contained herein, including Exhibits 99.1 and 99.2, shall not be deemed filed for the purposes of the Securities Exchange Act of 1934, as amended, nor shall such information and Exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

ITEM 8.01. OTHER EVENTS
The only information contained in this Form 8-K being filed for the purposes of Rule 425 under the Securities Act is the information relating solely to the proposed merger between the Company and Heritages Oaks Bancorp contained in the press release and presentation furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and being filed under this Item 8.01.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

99.1 Press release, dated February 1, 2017

99.2 Pacific Premier Bancorp, Inc., Investor Presentation, Fourth Quarter 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC PREMIER BANCORP, INC.

Dated:	February 1, 2017	By:	/s/ STEVE R. GARDNER
Steve R. Gardner
Chairman, President and Chief Executive Officer